UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 11)1

Rural/Metro Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

781748108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,149
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,149
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,149
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.41%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 890,918
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 890,918
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 890,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.58%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON CANDENS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,149
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,149
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,149
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.41%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 890,918
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 890,918
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 890,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.58%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON GABE HOFFMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,491,067
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,491,067
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,491,067
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.99%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 781748108

The following constitutes Amendment No. 11 (“Amendment No. 11”) to the Schedule 13D filed by the undersigned.  This Amendment No. 11 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 600,149 Shares owned by ALS Fund is $2,037,813, including brokerage commissions.  The Shares owned by ALS Fund were acquired with partnership funds.

The aggregate purchase price of the 890,918 Shares owned by ALS Fund Offshore is $3,510,581, including brokerage commissions.  The Shares owned by ALS Fund Offshore were acquired using its working capital.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 24,889,105 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2009.

As of the close of business on November 18, 2009, ALS Fund beneficially owned 600,149 Shares, constituting approximately 2.41% of the Shares outstanding.  As the general partner of ALS Fund, Candens Capital may be deemed to beneficially own the 600,149 Shares owned by ALS Fund, constituting approximately 2.41% of the Shares outstanding.

As of the close of business on November 18, 2009, ALS Fund Offshore beneficially owned 890,918 Shares, constituting approximately 3.58% of the Shares outstanding.  As the investment manager of ALS Fund Offshore, Accipiter Management may be deemed to beneficially own the 890,918 Shares owned by ALS Fund Offshore, constituting approximately 3.58% of the Shares outstanding.

As the managing member of each of Accipiter Management and Candens Capital, Mr. Hoffman may be deemed to beneficially own 1,491,067 Shares collectively owned by the Accipiter Entities, constituting approximately 5.99% of the Shares outstanding.  Mr. Hoffman has sole voting and dispositive power with respect to the 1,491,067 Shares owned by the Accipiter Entities by virtue of his authority to vote and dispose of such Shares.

Item 5(c) is hereby amended to add the following:

Schedule A annexed hereto lists all transactions by the Reporting Persons since the filing of Amendment No. 10 to the Schedule 13D.  All of such transactions were effected in the open market unless otherwise noted.

CUSIP NO. 781748108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2009	ACCIPITER LIFE SCIENCES FUND, LP

	By:	Candens Capital, LLC its general partner

	By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER CAPITAL MANAGEMENT, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CANDENS CAPITAL, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

/s/ Gabe Hoffman
GABE HOFFMAN

CUSIP NO. 781748108

SCHEDULE A

TRANSACTIONS IN SHARES OF THE ISSUER SINCE THE FILING OF
AMENDMENT NO. 10 TO THE SCHEDULE 13D

All transactions were effected in the open market unless otherwise noted.

Class of Security	Quantity Purchased/(Sold)	Price Per Unit ($)	Date of Purchase/Sale

Accipiter Life Sciences Fund, LP

Common Stock	(207,334)*	5.1799	10/27/2009
Common Stock	(1,007)	5.2462	10/27/2009
Common Stock	(9,506)	5.2645	10/27/2009
Common Stock	(20,943)	5.2100	10/28/2009
Common Stock	(4,426)	5.0290	11/09/2009
Common Stock	(26,571)	5.0591	11/09/2009
Common Stock	(402)	5.0721	11/10/2009
Common Stock	(20,452)	5.1030	11/11/2009
Common Stock	(21,215)	5.2068	11/12/2009
Common Stock	(4,018)	5.1750	11/12/2009
Common Stock	(12,054)	5.1830	11/12/2009
Common Stock	(7,999)	5.1800	11/12/2009
Common Stock	(10,677)	5.2000	11/12/2009
Common Stock	(13,142)	5.5520	11/13/2009
Common Stock	(5,024)	5.2400	11/13/2009
Common Stock	(27,977)	5.6000	11/13/2009
Common Stock	(14,866)	5.5600	11/13/2009
Common Stock	(356)	5.5590	11/13/2009
Common Stock	(4,543)	5.6227	11/16/2009
Common Stock	(13,025)	5.6500	11/16/2009
Common Stock	(4,156)	5.6838	11/16/2009
Common Stock	(10,049)	5.6898	11/17/2009
Common Stock	(4,220)	5.6642	11/17/2009
Common Stock	(68,078)	5.7020	11/18/2009
Common Stock	(22,221)	5.8130	11/18/2009
Common Stock	(3,901)	5.8859	11/18/2009

* Shares were transferred to Accipiter Life Sciences Fund (Offshore), Ltd., an affiliate of Accipiter Life Sciences Fund, LP, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 781748108

Class of Security	Quantity Purchased/(Sold)	Price Per Unit ($)	Date of Purchase/Sale

Accipiter Life Sciences Fund (Offshore), Ltd.

Common Stock	207,334**	5.1799	10/27/2009
Common Stock	(14,094)	5.2646	10/27/2009
Common Stock	(1,493)	5.2464	10/27/2009
Common Stock	(31,057)	5.2098	10/28/2009
Common Stock	(6,574)	5.0298	11/09/2009
Common Stock	(36,929)	5.0590	11/09/2009
Common Stock	(598)	5.0735	11/10/2009
Common Stock	(30,448)	5.1031	11/11/2009
Common Stock	(31,585)	5.2071	11/12/2009
Common Stock	(5,982)	5.1748	11/12/2009
Common Stock	(17,946)	5.1830	11/12/2009
Common Stock	(11,901)	5.2000	11/12/2009
Common Stock	(15,883)	5.2100	11/12/2009
Common Stock	(19,558)	5.5520	11/13/2009
Common Stock	(7,476)	5.2420	11/13/2009
Common Stock	(41,639)	5.5594	11/13/2009
Common Stock	(22,125)	5.5600	11/13/2009
Common Stock	(529)	5.5708	11/13/2009
Common Stock	(6,757)	5.6227	11/16/2009
Common Stock	(60)	5.5833	11/16/2009
Common Stock	(19,315)	5.6516	11/16/2009
Common Stock	(6,182)	5.6837	11/16/2009
Common Stock	(14,951)	5.6899	11/17/2009
Common Stock	(6,280)	5.6644	11/17/2009
Common Stock	(101,222)	5.7020	11/18/2009
Common Stock	(33,145)	5.8130	11/18/2009
Common Stock	(5,799)	5.8859	11/18/2009

Accipiter Capital Management, LLC

None

Candens Capital, LLC

None

Gabe Hoffman

None

** Shares were acquired from Accipiter Life Sciences Fund, LP, an affiliate of Accipiter Life Sciences Fund (Offshore), Ltd., in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.